MANOR PARK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Manor Park Securities LLC a New York limited liability company (the "Company"), is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on July 15, 2014. The Company's primary business provides a range of advisory services in connection with mergers, acquisitions, capital raising and certain other corporate finance matters to clients in the healthcare and technology industries, including corporations, limited liability companies, partnerships, institutions, and high net worth individuals. The Company focuses on advising on solutions for clients' complex financial concerns, providing advice to senior management, boards of directors and business owners and institutions in transactions that typically are of significant strategic and financial importance to them. In connection therewith, the Company engages in private placements, mergers and acquisitions and advisory services.

The Company will raise equity and debt or other forms of capital for its healthcare and technology clients through private placements with institutions including, but not limited to, corporate investors, private equity funds, venture capital funds, family offices, and high net worth individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

The Company maintains its cash in a bank deposit account, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Revenue

Success fees are generally recognized when the transaction closes and amounts are reasonably determinable. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. As of December 31, 2015 management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions and is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $153,658 which was $148,610 in excess of its required net capital of $5,048. The Company's ratio of aggregate indebtedness to net capital was .49 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies ("ASC 450") and Accounting Standards Codification 440, Commitments ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2015.

5. RELATED PARTY

The Company paid Match Point Advisory Services, LLC, a related party under an expense sharing agreement $42,598 in 2015,this is included in the statement of operations as rent.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2016, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.